SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

2200 Rice Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 271-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Rice Energy 2016 Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO (Trust)

*	Andrew L. Share is the trustee of Rice Energy 2016 Irrevocable Trust.

1	NAME OF REPORTING PERSON Andrew L. Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON OO (Trust)

1	NAME OF REPORTING PERSON Daniel J. Rice III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Daniel J. Rice IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Derek A. Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Toby Z. Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (see items 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

This Amendment No. 15 (“Amendment No. 15”) to Schedule 13D amends and supplements the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”) of Rice Energy Inc., a Delaware corporation (the “Issuer”) originally filed with the Securities and Exchange Commission (the “SEC”) by Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”) and others on February 10, 2014 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC by Rice Holdings and others on August 21, 2014, (ii) Amendment No. 2 to Schedule 13D filed with the SEC by Rice Holdings, Rice Energy Irrevocable Trust (the “Prior Trust”), Kathleen L. Peto and Jay D. Rosenbaum (the “Former Trustees”), and others on November 26, 2014, (iii) Amendment No. 3 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on January 14, 2015, (iv) Amendment No. 4 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on May 22, 2015, (v) Amendment No. 5 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on June 18, 2015, (vi) Amendment No. 6 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on December 21, 2015, (vii) Amendment No. 7 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on January 7, 2016, (viii) Amendment No. 8 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on March 25, 2016, (ix) Amendment No. 9 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on April 27, 2016, (x) Amendment No. 10 to Schedule 13D filed with the SEC by Rice Holdings, the Prior Trust, the Former Trustees, and others on October 7, 2016, (xi) Amendment No. 11 to Schedule 13D filed with the SEC by Rice Holdings, the Rice Energy 2016 Irrevocable Trust, a New Hampshire trust (the “2016 Trust”) and Andrew L. Share, the sole trustee of the 2016 Trust on December 30, 2016, (xii) Amendment No. 12 to Schedule 13D filed with the SEC by Rice Holdings, the 2016 Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (the “Voting Agreement Group”) on June 21, 2017, (xiii) Amendment No. 13 to Schedule 13D filed with the SEC by the Voting Agreement Group on October 10, 2017, and (xiv) Amendment No. 14 to Schedule 13D filed with the SEC by the 2016 Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (collectively, the “Reporting Persons”) on November 9, 2017. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. This Amendment No. 15 amends and supplements Schedule 13D as specifically set forth herein. As a result of the transactions described herein, each of the Reporting Persons beneficially owns less than 5% of the Common Stock.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and supplement Item 4:

On November 13, 2017, the merger (the “Merger”) contemplated under the previously disclosed Agreement and Plan of Merger dated as of June 19, 2017 (the “Merger Agreement”), by and among the Issuer, EQT Corporation, a Pennsylvania corporation (“EQT”), and Eagle Merger Sub I, Inc., a Delaware corporation and indirect wholly owned subsidiary of EQT, was effected. Upon the effective time of the Merger, (i) the Common Stock ceased to trade and be listed on the New York Stock Exchange, (ii) the Common Stock was deregistered under the Securities Exchange Act of 1934, (iii) each share of Common Stock issued and outstanding immediately before the effective time of the Merger, including the 35,150,139 shares of Common Stock held by the Reporting Persons, was automatically converted into the right to receive from EQT (a) 0.37 of a share of EQT Common Stock and (b) $5.30 in cash, without interest.

A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The previously disclosed Voting and Support Agreement (as amended, the “Voting Agreement”) by and among the Reporting Persons and EQT, dated June 19, 2017, pursuant to which the Reporting Persons were obligated, among other things, to vote their shares of Common Stock for the Merger, terminated in accordance with the terms of the Voting Agreement on November 13, 2017 upon the consummation of the Merger.

1

A copy of the Voting Agreement (including the amendments thereto) is attached hereto as Exhibits 2, 3 and 4 and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

The previously disclosed stockholders’ agreement, dated as of January 29, 2014, by and among the Issuer, Rice Energy Holdings LLC and the 2016 Trust (as amended, the “Stockholders’ Agreement”) relating, among other things, to the nomination and election of members of the Issuer’s Board of Directors, terminated in accordance with the terms of the Stockholders’ Agreement on November 13, 2017 upon the consummation of the Merger.

A copy of the Stockholders Agreement (including the amendments thereto) is attached hereto as Exhibits 5, 6 and 7 and is incorporated herein by reference. The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and supplement Item 5:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 15 and in Item 4 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock on November 13, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 shall be deemed to amend and supplement Item 6 by inserting the following:

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference in this Item 6.

2

Item 7.	Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of June 19, 2017, by and among EQT Corporation, Merger Sub I, Inc. and Rice Energy Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

2. Voting and Support Agreement, dated as of June 19, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

3. First Amendment to Voting and Support Agreement, dated as of October 9, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A filed on October 10, 2017)

4. Second Amendment to Voting and Support Agreement, dated as of November 8, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)

5. Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 4, 2014).

6. First Amendment to Stockholders’ Agreement dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2014)

7. Second Amendment to Stockholders’ Agreement dated as of November 6, 2017 (filed as Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)

8. Joint Filing Agreement among the Rice Energy 2016 Irrevocable Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice regarding filing of Schedule 13D, dated November 6, 2017 (filed as Exhibit 8 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

RICE ENERGY 2016 IRREVOCABLE TRUST

/s/ Andrew L. Share
Name:	Andrew L. Share
Title:	Trustee

/s/ Andrew L. Share
Andrew L. Share

/s/ Daniel J. Rice III
Daniel J. Rice III

/s/ Daniel J. Rice IV
Daniel J. Rice IV

/s/ Derek A. Rice
Derek A. Rice

/s/ Toby Z. Rice
Toby Z. Rice

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Index to Exhibits

1. Agreement and Plan of Merger, dated as of June 19, 2017, by and among EQT Corporation, Merger Sub I, Inc. and Rice Energy Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

2. Voting and Support Agreement, dated as of June 19, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 19, 2017)

3. First Amendment to Voting and Support Agreement, dated as of October 9, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A filed on October 10, 2017)

4. Second Amendment to Voting and Support Agreement, dated as of November 8, 2017, by and among EQT Corporation and Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice (filed as Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)

5. Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 4, 2014).

6. First Amendment to Stockholders’ Agreement dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2014)

7. Second Amendment to Stockholders’ Agreement dated as of November 6, 2017 (filed as Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)

8. Joint Filing Agreement among the Rice Energy 2016 Irrevocable Trust, Andrew L. Share, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice regarding filing of Schedule 13D, dated November 6, 2017 (filed as Exhibit 8 to the Reporting Persons’ Schedule 13D/A filed on November 9, 2017)